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SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH, D.C.
210
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TALENTED TENTH INVESTMENTS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 RIVERSIDE DRIVE SUITE 10A
(No. And Street)

NEW YORK (City) NY (State) 10031-0606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLTON BANKS (212) 281-1833
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

PROCESSED

APR 1 1 2007

THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

AB 4/3

OATH OR AFFIRMATION

I, CARLTON BANKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TALENTED TENTH INVESTMENTS INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Carlton Banks
Signature

President
Title

Velma Smalls 2/27/07
Notary Public

VELMA SMALLS
Notary Public, State of New York
No. 01SM5017777
Qualified in New York County
Commission Expires Sept. 13, 20 09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Talented Tenth Investments Inc.:

We have audited the accompanying statement of financial condition of Talented Tenth Investments Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Talented Tenth Investments Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the company has not generated operating revenues for several years resulting in an accumulated deficit of approximately $96,600. This circumstance creates an uncertainty as to the Company's ability to continue as a going concern.



New York, New York
February 24, 2007

TALENTED TENTH INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 12,138
Investments	9,237
TOTAL ASSETS	$ 21,375

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 5,800
TOTAL LIABILITIES	5,800
Stockholder's Equity:	
Common stock, 100 shares authorized, no par value 10 shares issued and outstanding	1,000
Additional paid-in capital	111,512
Accumulated deficit	(96,937)
TOTAL STOCKHOLDER'S EQUITY	15,575
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 21,375

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENTS INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue:	
Loss on Investments	$ (1,317)
TOTAL REVENUE	(1,317)
Expenses:	
Professional Fees	5,599
Regulatory Fees	3,876
Other Expenses	340
TOTAL EXPENSES	9,815
Net Loss Before Provision for Taxes	(11,132)
Provision for State and Local Taxes	300
NET LOSS	$ (11,432)

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENTS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2005	$ 1,000	$ 101,308	$ (85,505)	$ 16,803
Contributions	-	10,204	-	10,204
Net Loss	-	-	(11,432)	(11,432)
Balance at December 31, 2006	$ 1,000	$ 111,512	$ (96,937)	$ 15,575

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENTS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net loss		$ (11,432)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in investments	$ 1,317	
Decrease in accounts payable and other liabilities	(3,954)	
Total Adjustments		(2,637)
Net cash used in operating activities		(14,069)
Cash flows from financing activities:		
Capital contribution		10,204
Net cash provided by financing activities		10,204
Net decrease in cash		(3,865)
Cash at December 31, 2005		16,003
Cash at December 31, 2006		$ 12,138

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENTS INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND OPERATIONS

Talented Tenth Investments Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD"). The Company's business activities are primarily related to the sale of tax sheltered investments and limited partnership interests in the Real Estate industry.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results may differ from those estimates.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 2. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The stockholder of the Company is liable for the taxes on his share of the Company's income or loss.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose a tax based on capital. The Company has established a provision for such taxes.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital as defined, of $15,575, which was $10,575 in excess of its required net capital of $5,000.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company utilizes office space and receives administrative services from the sole stockholder. In 2006, the sole stockholder has elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company. The sole stockholder has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2006, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 6. GOING CONCERN

The Company has not earned significant revenue from operations in the past several years and is dependent upon loans and capital contributions from the stockholder to meet operating expenses. These factors create uncertainty as to the Company's ability to continue as a going concern. The stockholder has agreed to continue to fund the company and is developing a plan which, if successful, will generate operating revenue for the Company. The ability of the Company to succeed as a going concern is dependent on the success of this plan, and on the stockholder's ability and willingness to contribute capital.

SUPPLEMENTAL INFORMATION

TALENTED TENTH INVESTMENTS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2006

CREDITS	
Total Stockholder's Equity	$ 15,575
DEBITS	
Haircuts on Securities	-
Net Capital	$ 15,575
Aggregate Indebtedness:	
Accrued Expenses	$ 5,800
Total Aggregate Indebtedness	5,800
Computation of Minimum Net Capital Requirement:	
Minimum Net Capital (The greater of 5,000 or 6.67% of aggregate indebtedness)	5,000
Excess Net Capital	$ 10,575
Ratio of Aggregate Indebtedness to Net Capital	.37 to 1

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part II A Filing.

TALENTED TENTH INVESTMENTS INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2006

The Company does not effect transactions for anyone defined as a customer as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Talented Tenth Investments Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Talented Tenth Investments Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Talented Tenth Investments Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Julius & Associates LLP

New York, New York
February 24, 2006

END